Exhibit 99.1

Flamel Technologies Announces Second Quarter Results, Achievement of Two Additional Milestones from Partners Due to Operating Success

Lyon, France, July 30, 2003 – Flamel Technologies S.A. (NASDAQ: FLML) today announced its financial results for the second quarter of 2003.

For the second quarter, Flamel reported operating revenues of $5.0 million, compared to $4.4 million in the second quarter of 2002. Expenses increased to $6.7 million, from $4.4 million in the second quarter of 2002, largely as a result of a 23% increase in the Euro against the U.S. dollar during the 12 month period and increased clinical studies, primarily related to Basulin®, Flamel’s long-acting insulin product. Net loss in the second quarter of 2003 was $1.65 million, compared to a loss of $ 68 thousand in the second quarter of last year. Net income per share for the second quarter of 2003 was ($0.10), compared to a net loss per share in the second quarter of 2002 of ($0.00). Cash on hand at the end of the second quarter was $11.6 million, with an additional $3.5 million in account receivable at the end of the second quarter a year ago.

Flamel’s second quarter revenues included license and research revenues of $4.3 million, which included a $1.0 million milestone payment from GlaxoSmithKline and a $0.5 million milestone payment from Servier, each in respect of a licensing agreement between Flamel and such party. These revenues exceeded license and research revenues of $3.0 million in the second quarter of 2002. Product sales and services declined to $0.9 million, compared to $1.1 million in the second quarter of 2002, reflecting diminished services to Corning and constant toll manufacturing revenues. Other revenues were negative for the quarter ($0.2 million), reflecting accounting writedowns, compared to $0.3 million in the second quarter of last year.

Costs and expenses of Flamel’s research and development increased to $4.7 million, from $2.7 million in the second quarter of 2002, largely as a result of the increase of 23% in the value of the Euro against the U.S. dollar during the twelve month period and increasing clinical and preclinical study work, primarily related to Flamel’s Basulin® product. Costs of goods and services sold declined moderately to $0.7 million from $0.8 million a year ago. SG&A increased to $1.3 million from $0.9 million, largely as a result of the economic appreciation of the Euro.

Dr. Gerard Soula, president and chief executive officer of Flamel, commented : “I am pleased that we have achieved the technical success which has triggered two additional milestones in this quarter. Our next goal is to advance the clinical development of Basulin®, for which we have increased our expenses during the quarter. We expect the Phase II(a) clinical trial will begin in September.”

Flamel Technologies S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® nano-encapsulation technology is designed to deliver therapeutic proteins. Micropump® is a controlled release technology for the oral administration of small molecule drugs. Flamel’s expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc. Additionally, Flamel has developed new herbicide delivery systems now being tested by Monsanto and has patented a biomaterial, ColCys™.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation

Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2001.

FLAMEL TECHNOLOGIES S.A.
CONSOLIDATED STATEMENT OF OPERATIONS
(Amounts in thousands, except per share data)

	Three months ended		Six months ended

	June 30	June 30	June 30	June 30
	2002	2003	2002	2003

Revenues
Licence and research revenue	2,994	4,297	5,360	6,259
Product sales and services	1,094	864	1,314	1,901
Other revenue	268	(162)	535	372
Total revenue	4,356	4,999	7,209	8,532
Costs and expenses
Cost of goods and services	(781)	(717)	(1,081)	(1,811)
Research and development	(2,741)	(4,682)	(5,695)	(8,525)
Selling, general and administrative	(860)	(1,341)	(1,791)	(2,351)
Stock compensation expense	(5)		(10)	(4)
Total costs and expenses	(4,387)	(6,740)	(8,577)	(12,691)
Loss from operations	(31)	(1,741)	(1,368)	(4,159)
Other income	54	260	2,396	1,007
Interest income, net	61	62	78	142
Foreign exchange gain/(loss)	(152)	(210)	(147)	(293)
Income tax benefit		(21)		(21)
Net Profit, (Loss)	(68)	(1,650)	959	(3,324)
Net Income,(Loss) per ordinary share	$(0.00)	$(0.10)	$0.06	$(0.20)
Weighted average number of ordinary shares outstanding	16,198	16,327	16,198	16,327